RMS

SEC

18005924

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMF TRADING INC, D.B.A. WORLD-XECUTION STRATAGIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 38th FLOOR
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT (201)-738-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP ATTN:JAY LERNER, CPA
(Name – *if individual, state last, first, middle name*)

132 NASSAU STREET-SUITE 1023	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL CALLAHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMF TRADING INC, D.B.A. WORLD-XECUTION STRATAGIES, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2/21/18

Notary Public

WILLIAM MICHAEL FIELD
Notary Public, State of New York
Registration #01FI6342363
Qualified In Nassau County
Commission Expires May 23, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SMF Trading, Inc.
d/b/a World –Xecution Strategies
17 State Street, 38th floor
New York, NY 10004

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SMF Trading, Inc. d/b/a World –Xecution Strategies as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SMF Trading, Inc. d/b/a World –Xecution Strategies as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of SMF Trading, Inc. d/b/a World –Xecution Strategies's management. Our responsibility is to express an opinion on SMF Trading, Inc. d/b/a World –Xecution Strategies's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SMF Trading, Inc. d/b/a World –Xecution Strategies in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company had losses from operations. If the losses continue it raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as SMF Trading, Inc. d/b/a World –Xecution Strategies's auditor since 2016.

New York, NY
February 16, 2018

SMF TRADING, INC.
D/B/A WORLD-XECUTION STRATEGIES
A WHOLLY OWNED SUBSIDIARY OF WORLD-X HOLDINGS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$ 59,650
Other assets	1,064
TOTAL ASSETS	$ 60,714

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,000
TOTAL LIABILITIES	6,000
Stockholder's equity:	
Common stock no par value, 200 shares authorized, 10 shares issued and outstanding	20,000
Additional paid - in capital	1,411,759
Accumulated deficit	(1,377,045)
TOTAL STOCKHOLDER'S EQUITY	54,714
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 60,714

The accompanying notes are an integral part of these financial statements.

SMF TRADING, INC.
D/B/A WORLD-XECUTION STRATEGIES
A WHOLLY OWNED SUBSIDIARY OF WORLD-X HOLDINGS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SMF Trading Inc, (the "Company") began operations under the current management in January 2015. The Company, D/B/A World-Xecution Strategies as of October 3, 2012, is a broker-dealer registered with the Securities Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an agency only broker-dealer earning commissions from accounts introduced on a fully disclosed basis. The Company is a New York Corporation and, as of September 11, 2013, is wholly owned by World-X Holdings, LLC (the "Parent"). The Company will continue indefinitely, unless terminated sooner by Management.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a combined deferred federal, state and city deferred income tax asset of $230,00 at December 31, 2017 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $230,000 as the ultimate realization of these benefits is uncertain. The Company had federal net operating loss carry forwards of $550,00 as of December 31, 2017 which begin to expire in 2032.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company records commission revenue and expenses on a trade date basis.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. DUE FROM CLEARING BROKER

Amounts receivable from clearing organizations at December 31, 2017 consist of the following:

Due from clearing broker	$0

The Company clears certain of its customer transactions through other broker-dealers on a fully disclosed basis. The Company's clearing agreement ended as of September 30, 2016.

NOTE 5. RELATED PARTIES

At December 31, 2017 a receivable from parent of $573,301, was disbursed as a dividend payment.

Included in Professional fees is $42,000 paid to a company for Fin-op/Compliance services whose owner is the CEO of the Company.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2017 or during the year then ended.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company had issued no guarantees at December 31, 2017 or during the year then ended.

NOTE 8. NEW ACCOUNTING PRACTICES

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606". Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $53,650 which was $48,650 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated by management and no events have been identified which require disclosure.

NOTE 11. GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. Except for a refund of a prior year fee the Company had no revenues in 2017 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.